Exhibit 10.1

FLEET NATIONAL BANK,
A BANK OF AMERICA COMPANY
777 MAIN STREET
HARTFORD, CONNECTICUT 06115

March 4, 2005

SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

$75,000,000 Senior Credit Facility

Ladies and Gentlemen:

     You (hereinafter sometimes referred to as the “Company”) have advised Fleet National Bank, a Bank of America Company. (“Fleet”) of your intention to acquire, by way of a non-hostile takeover bid, the stock of Financial Models Company Inc., a Canada-based public company (the “Target”), by yourself or through an acquisition subsidiary for not more than $166 million in cash (the “Acquisition”). You have also advised Fleet that you intend to finance the Acquisition and the costs and expenses related to the Transaction (as hereinafter defined) from the following sources (and that no financing other than the financing described herein will be required in connection with the Transaction): (a) a $75 million senior revolving credit facility (the “Senior Credit Facility”), and (b) cash of the Company on hand. The Acquisition, the entering into of the definitive documentation for, and the satisfaction of the conditions precedent to the initial funding under, the Senior Credit Facility and all related transactions are hereinafter collectively referred to as the “Transaction”.

     In connection with the foregoing, Fleet is pleased to advise you of its firm commitment (the “Commitment”) to provide the Senior Credit Facility upon and subject to the terms and conditions set forth in this letter and in the summary of terms attached as Annex I hereto (the “Summary of Terms” and, together with this letter agreement, the “Commitment Letter”). All capitalized terms used and not otherwise defined herein shall have the same meanings as specified therefor in the Summary of Terms.

     The Commitment is subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Fleet: (a) no change, occurrence or development shall have occurred or become known to Fleet since the date of this Commitment Letter that would reasonably be expected to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations or financial condition of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); (b) our satisfaction that none of the Company, any of its subsidiaries or the Target is subject to any legal, governmental or regulatory restrictions or any material contractual or other restrictions that would be violated by the consummation of any aspect of the Transaction and would reasonably be expected to have a Material Adverse Effect; and (c) the other conditions set forth or referred to in the Summary of Terms.

     By executing this Commitment Letter, you agree to reimburse Fleet from time to time on demand for all reasonable out-of pocket fees and expenses (including, but not limited to, due diligence expenses and the reasonable fees, disbursements and other charges of Robinson & Cole, LLP, as counsel to Fleet, and, with your consent (not to be unreasonably withheld), other special counsel to Fleet) incurred in connection with the Senior Credit Facility, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.

     You agree to indemnify and hold harmless Fleet, each of its affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of any actual or threatened claim, investigation, arbitration, action, litigation or proceeding (or the preparation of a defense in connection therewith) in connection with or related to (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby or (b) the Senior Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s or a Related Indemnified Party’s (as hereinafter defined) gross negligence, breach of contract or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such claim, investigation, arbitration, action, litigation or proceeding is brought by you, your equity holders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Transaction is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with (i) any aspect of the Transaction or (ii) the use by others of information or other materials obtained through the internet, electronic, telecommunications or other similar information systems in connection with any aspect of the Transaction, except for direct, as opposed to consequential, damages determined in a final nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s or a Related Indemnified Party’s gross negligence, breach of contract or willful misconduct. For purposes of this Commitment Letter, the term “Related Indemnified Party” means, with respect to any of the Indemnified Party’s, each of the affiliates, officers, directors, employees, agents, advisors and other representatives of such Indemnified Party.

     This Commitment Letter and the contents hereof are confidential and, except for the disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained in connection with the Transaction or as otherwise required by law or an applicable regulatory body or stock exchange, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) (a) on a confidential basis to the board of directors and advisors of the Target and the Company in connection with their consideration of the Transaction and (b) after your acceptance of this Commitment Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and to recipients of the bid circular related to the Acquisition.

     The provisions of the immediately preceding three paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and delivered and notwithstanding the termination of this Commitment Letter or any commitment or agreement of Fleet hereunder; provided, however, that you shall be deemed released from your liabilities and obligations hereunder upon the execution of all definitive documentation for the Senior Credit Facility and the initial extension of credit thereunder other than (a) your confidentiality obligations set forth above and (b) your agreement not to assign any of your rights or interest in this Commitment Letter and your waiver of all rights to trial by jury set forth below.

     Fleet agrees to keep confidential any information supplied by or on behalf of you, the Target or any of your or its respective affiliates in connection with the transactions contemplated by this Commitment Letter and agree that such information shall be used solely in connection with the Senior Credit Facility; provided, however, that nothing herein shall prevent Fleet from disclosing such information (a) upon the order of any court or administrative agency, or pursuant to any subpoena or similar legal process, (b) upon the request or demand of any regulatory authority, (c) which is or becomes publicly available other than as a result of a disclosure by Fleet that is prohibited by the terms of this paragraph, (d) already in its possession prior to its disclosure by you or received from a third party after such disclosure by you, in each case under circumstances not requiring confidentiality, (e) that is independently developed by Fleet without violating any obligations under this paragraph, (f) to the extent required by applicable law or required in connection with any judicial, legislative or regulatory process (it being understood that Fleet shall provide prompt written notice of such requirement to you), (g) to its affiliates and to Fleet’s and its affiliates’ respective directors, officers, employees, agents (including legal counsel), auditors and professional advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and will be instructed to keep such information confidential and that Fleet shall be responsible for the compliance by such persons), (h) to the extent you have consented to such disclosure, or (i) in protecting and enforcing its rights under this Commitment Letter or with respect to the Senior Credit Facility.

     This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier shall be effective as delivery of a manually executed counterpart thereof.

     This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Connecticut. Each of you and Fleet hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including, without limitation, the Summary of Terms), the Transaction and the other transactions contemplated hereby and thereby or the actions of Fleet in the negotiation, performance or enforcement hereof.

     This Commitment Letter, together with the Summary of Terms, embodies the entire agreement and understanding among Fleet, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitments and agreement of Fleet hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms are subject to mutual agreement of the parties. No party has been authorized by Fleet to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by you or Fleet without the prior written consent of the other party and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

     Your acceptance of this Commitment Letter is subject to your payment no later than 5:00 p.m. (Hartford, Connecticut time) on March 7, 2005 of Fleet’s $125,000 commitment fee for the Senior Credit Facility, which commitment fee shall be non-refundable and deemed fully earned by Fleet upon its issuance and your acceptance of this Commitment Letter.

     This Commitment Letter and all commitments and agreements of Fleet hereunder will expire at 5:00 p.m. (Hartford, Connecticut time) on March 4, 2005 unless you execute the enclosed duplicate original of this Commitment Letter and return it to us prior to that time. Thereafter, all commitments and agreements of Fleet hereunder will expire at 5:00 p.m. (Hartford, Connecticut time) on March 7, 2005 unless the required $125,000 commitment fee is paid to Fleet and, thereafter, on the earliest of May 31, 2005, unless the Closing Date occurs on or prior thereto or Fleet and the Company agree to a later date.

     We are pleased to have the opportunity to work with you on this important financing.

Very truly yours, FLEET NATIONAL BANK, A BANK OF AMERICA COMPANY
By:	/s/ Timothy B. Curtin
	Name:	Timothy B. Curtin
	Title:	Senior Vice President

ACCEPTED AND AGREED TO
AS OF MARCH 4, 2005

SS&C TECHNOLOGIES, INC.

By:	/s/ Patrick J. Pedonti

	Name:	Patrick J. Pedonti
	Title:	Senior Vice President and Chief Financial Officer

Annex 1

Senior Credit Facility

Summary of Terms and Conditions*

Borrower:	SS&C Technologies, Inc. (“Borrower”)

Guarantors:	Each of the existing and future direct and indirect material subsidiaries of the Borrower, except for any subsidiary whose guarantee would result in material adverse tax consequence to the Borrower. All guarantees will be guarantees of payment and not of collection.

Lender:	Fleet National Bank, a Bank of America Company (“Fleet”)

Senior Credit
Facility:	A revolving credit facility, available from time to time until the second anniversary of the Closing Date, initially in the principal amount of $75 million and to include a $5 million sublimit for the issuance of standby and commercial letters of credit (each a “Letter of Credit”) which will be allowed to have maturity dates up to 180 days beyond the Termination Date (as hereinafter defined), provided that amounts above $50 million under this revolving credit facility shall be available to the Borrower for borrowing solely in connection with its funding of the Acquisition. In any event, the Senior Credit Facility shall be permanently reduced to $50 million (and all outstanding amounts in excess of $50 million shall be repaid in full by the Borrower) on the earliest to occur of (a) June 30, 2005, or (b) forty-five (45) calendar days after the closing of the Acquisition.

Purpose:	The proceeds of the Senior Credit Facility shall be used (i) to finance in part the Acquisition, (ii) to pay fees and expenses incurred in connection with the Transaction and (iii) to provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries.

Closing Date:	At Borrower’s request, on or after April 10, 2005 but, in any event, no later than May 31, 2005, unless Fleet and Borrower shall have agreed to a later date (the “Closing Date”).

Fees and Interest Rates:	As set forth on Annex A hereto.

Scheduled Maturity:	Loans under the Senior Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full amount of the Senior Credit Facility. The Senior Credit Facility shall terminate and all amounts outstanding thereunder shall be

*	Capitalized terms not otherwise defined herein shall have the same meanings as specified therefor in the Commitment Letter to which this Summary of Terms and Conditions is attached.

due and payable in full on the second anniversary of the Closing Date (the “Termination Date”).

Optional Prepayments
and Commitment
Reductions:	Loans outstanding under the Senior Credit Facilities may be prepaid at any time in whole or in part without premium or penalty, except that any prepayment of Eurodollar Rate loans other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of Fleet resulting therefrom.

The unutilized portion of the commitment under the Senior Credit Facility may be reduced or terminated by the Borrower at any time without penalty.

Conditions
Precedent to Closing:	The closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of the following conditions precedent: (a) (i) accuracy in all material respects of all information (other than projections), considered as a whole, disclosed to Fleet prior to the execution and delivery of the loan documentation, and (ii) satisfaction with any changes or developments, or any new or additional information discovered by Fleet after the date of the Commitment Letter regarding the Borrower or any of its subsidiaries that, either individually or in the aggregate, could reasonably be expected (A) to have a material adverse effect on the business, assets, liabilities (actual or contingent), operations or financial condition of the Borrower and its subsidiaries, taken as a whole, or (B) to adversely affect the Transaction (collectively, a “Material Adverse Effect”); (b) satisfactory loan documentation; (c) Fleet’s satisfaction with any material amendment or modification to that certain Acquisition Agreement dated February 25, 2005 between Borrower and Target (the “Acquisition Agreement”), it being agreed and understood that any increase in the Target per share offer price of CAN$17.70 shall be deemed to be a material amendment); (d) Fleet’s satisfaction with any waiver by Borrower (if any) of any condition precedent to execution of its tender offer as set forth in Schedule 1.1 of the Acquisition Agreement; (e) absence of material pending or threatened litigation, investigations or proceedings that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; (f) receipt of requisite governmental, regulatory and material third party approvals and consents (and expiration, without the imposition of conditions, of all applicable waiting periods), in each case when the failure to obtain such approvals and consents would have a Material Adverse Effect; (g) satisfactory legal opinions, corporate certificates and other customary closing documentation; and (h) payment of all fees and expenses

(including fees and expenses of counsel to Fleet) then due and owing.

Conditions Precedent
To Each Borrowing:	Each borrowing or issuance or renewal of a Letter of Credit under the Senior Credit Facility will be subject to satisfaction of the following conditions precedent:
(a) all of the representations and warranties in the loan documentation shall be materially correct; and (b) no defaults or Events of Default shall have occurred and be continuing.

Representations and
Warranties:	Usual and customary for leveraged acquisition financings generally and for this transaction in particular, including but not limited to the following: (a) corporate status; (b) corporate power and authority, enforceability; (c) no conflict with law, contracts or organizational documents; (d) no material litigation; (e) accuracy and completeness of specified financial statements and other information and no material adverse change; (f) no required governmental, regulatory or material third party approvals or consents; (g) use of proceeds/compliance with margin regulations; (h) valid title to property and assets (including, intellectual property and licenses), free and clear of liens, charges and other encumbrances; (i) status under Investment Company Act; (j) ERISA matters; (k) environmental matters; (l) solvency; and (m) tax status and payment of taxes.

Affirmative Covenants:	Usual and customary for leveraged acquisition financings generally and for this transaction in particular, including but not limited to the following: (a) compliance with laws and regulations (including, without limitation, ERISA and environmental laws); (b) payment of taxes and other obligations; (c) maintenance of appropriate and adequate insurance; (d) preservation of corporate existence, rights (charter and statutory), franchises, permits, licenses and approvals; (e) visitation and inspection rights; (f) keeping of proper books in accordance with generally accepted accounting principles; (g) maintenance of properties; (h) performance of certain transaction documents and other material agreements; (i) conducting transactions with affiliates on terms equivalent to those obtainable on an arm’s-length basis; (j) further assurances; and (k) customary financial and other reporting requirements (including, without limitation, audited 10K annual financial statements and quarterly 10Q unaudited financial statements, notices of defaults, compliance certificates, notices of material litigation and proceedings, material environmental actions and liabilities and material ERISA and tax events and liabilities, reports to other creditors and other business and financial information as Fleet shall reasonably request).

Financial Covenants:	(a) Minimum quarterly consolidated EBITDA of not less than $5 million.

(b) Minimum rolling 4-quarter consolidated EBITDA of not less than $25 million.

Negative Covenants:	Usual and customary for leveraged acquisition financings generally and for this transaction in particular, including but not limited to the following:
limitations on (a) liens; (b) debt (including preferred stock), guarantees or other contingent obligations (including, without limitation, the subordination of all intercompany indebtedness on legally permissible terms and otherwise on terms satisfactory to Fleet); (c) mergers and consolidations; (d) sales, transfers and other dispositions of property and assets (other than sales of inventory in the ordinary course of business); (e) loans, acquisitions, joint ventures and other investments; (f) dividends and other distributions to, and redemptions and repurchases from, equity holders, but permitting dividends and redemptions consistent with Borrower’s current practice subject to an agreed upon amount and so long as no default under the loan documentation has occurred and is then continuing or would occur as a result thereof; (g) creating new subsidiaries; (h) becoming a general partner in any partnership; (i) prepaying, redeeming or repurchasing debt; (j) granting negative pledges other than to Fleet; (k) changes in the nature of business; (l) amending or otherwise modifying certain organizational documents, debt, transaction documents and/or other material agreements; and (m) changes in accounting policies or reporting practices; in each of the foregoing cases, with such exceptions as may be agreed upon in the loan documentation.

Events of Default:	Usual and customary for leveraged acquisition financings generally and for this transaction in particular, including but not limited to the following (and with thresholds, where appropriate, to be agreed in the loan documentation): (a) nonpayment of principal, interest, fees or other amounts; (b) any material inaccuracy of representation or warranty when made or confirmed; (c) failure to perform or observe covenants set forth in the loan documentation; (d) cross-defaults to other indebtedness in an amount to be agreed; (e) bankruptcy and insolvency defaults; (f) monetary judgment defaults in an amount to be agreed (to the extent uninsured or for which insurance coverage is disputed) and material nonmonetary judgment defaults; (g) actual or asserted impairment of loan documentation; (h) change of control; and (i) customary ERISA defaults.

Assignments and
Participations:	Fleet will have the right, without restriction and without consent of the Borrower, to assign (i) as security all or part of its rights under the loan documentation to any Federal Reserve Bank and (ii) all or part of its rights or obligations under the loan documentation to other financial institutions. Fleet will also be permitted to sell participations without restriction and without consent of the Borrower to other financial institutions.

Indemnification and Expenses:	The Borrower will indemnify and hold harmless Fleet, each of its affiliates and their officers, directors, employees, agents and advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of any actual or threatened claim, investigation, arbitration, action, litigation or proceeding (or the preparation of a defense in connection therewith) in connection with or related to (a) any aspect of the Transaction or any similar transaction and any of the other transactions contemplated thereby, (b) the Senior Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof or (c) any environmental actions or liabilities (whether or not Fleet or any other Indemnified Party is a party to any such claim, investigation, arbitration, action, litigation or proceeding), including, but not limited to, reasonable attorneys’ fees and settlement costs, on substantially the same terms and subject to the same conditions as set forth in the Commitment Letter. This indemnification shall survive and continue for the benefit of all such persons or entities, notwithstanding any failure of the Senior Credit Facility to close.

The Borrower will pay (a) all reasonable costs and expenses of Fleet associated with the due diligence, preparation, execution, delivery and administration of the loan documentation and any amendment or waiver with respect thereto (including the reasonable fees and disbursements and other charges of counsel for Fleet), regardless of whether or not the Senior Credit Facility is closed, and (b) all out-of-pocket expenses of Fleet in connection with the enforcement of the loan documentation (including the reasonable fees and disbursements and other charges of counsel).

Governing Law:	State of New York.

Counsel to Fleet:	Robinson & Cole LLP.

Miscellaneous:	This term sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in loan documentation. Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to non-exclusive New York jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

Annex A
Interest and Certain Fees

Interest Rates:	The interest rate per annum (calculated on a 360 day basis and actual days elapsed) applicable to each Loan under the Senior Credit Facility will be the Eurodollar Rate plus 100 basis points or, at the option of the Borrower, the Prime Rate.

The term “Prime Rate” means, at any time, the rate per annum equal to Fleet’s prime rate in effect at such time.

The term “Eurodollar Rate” means (a) the rate (adjusted for maximum statutory reserve requirements for eurocurrency liabilities) appearing on Telerate Page 3750 as the London interbank offered rate for U.S. dollar deposits for the selected interest period or (b) if the rate is not available under clause (a) above for any reason, the rate (adjusted for maximum statutory reserve requirements for eurocurrency liabilities) at which U.S. dollar deposits of $1,000,000 and for a comparable period are offered by the principal London office of Fleet in the London interbank market.

Loans bearing interest with reference to the Eurodollar Rate shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof; provided that at no time shall there be more than six (6) Eurodollar Rate borrowings outstanding.

At any time when the Borrower is in default under the Senior Credit Facility, the principal of all loans shall bear interest at 4% above the interest rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 4% above the Prime Rate.

Interest Payment Dates:	In the case of Prime Rate loans, quarterly in arrears. In the case of Eurodollar Rate loans, the Borrower may select one, two or three months and interest shall be payable at the end of the selected interest period.

Commitment Fees:	A nonrefundable commitment fee in the amount of $125,000 shall be due and payable on the date the Commitment Letter is accepted by the Borrower. A nonrefundable commitment fee equal to 0.125% per annum (calculated on a 360 day basis) on the unused portion of the Senior Credit Facility from the Closing Date until the termination date of the Senior Credit Facility, such fee to be payable to Fleet, quarterly in arrears and on the date of termination or expiration of the commitment.

Letter of Credit Fees:	A fronting fee of 0.25% per quarter (or 1.00% per annum) will be payable to Fleet for each Letter of Credit. Such fronting fees will be calculated on the amount available to be drawn under each outstanding Letter of Credit. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall also be payable to Fleet.